SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 4
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                            INLAND CAPITAL FUND, L.P.
                            (Name of Subject Company)

   MPF INCOME FUND 21, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6A, LLC; MP VALUE FUND 6, LLC; MPF SPECIAL FUND 8, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF DEWAAY
 PREMIER FUND, LLC; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 3, LLC; ACCELERATED
     HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.; MPF-NY 2005, LLC; MACKENZIE PATTERSON
                        FULLER, INC.; and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.               MacKenzie Patterson Fuller, Inc.
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                          Amount of
         Valuation*                                           Filing Fee

         $2,560,000.00                                        $301.31

* For purposes of calculating the filing fee only. Assumes the purchase of 8,000 Units at a purchase price equal to $320 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $301.31
         Form or Registration Number:  SC TO-T
         Filing Party:  Mackenzie Patterson Fuller, Inc.
         Date Filed:  2/23/2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of February 23, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF INCOME FUND 21, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6A, LLC; MP VALUE FUND 6, LLC; MPF SPECIAL FUND 8, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 3, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.; and MPF-NY 2005, LLC (collectively the "Purchasers") to purchase up to 8,000 Units of limited partnership interest (the "Units") in INLAND CAPITAL FUND, L.P. (the "Partnership"), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 23, 2005, as amended February 23, 2005, March 3, 2005, and hereby (the "Offer to Purchase") and the related Amended Letter of Transmittal. The Offer terminated April 30, 2005. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 0 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 0 Units, or approximately 0% of the total outstanding Units

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2005

MPF INCOME FUND 21, LLC
MP VALUE FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6A, LLC
MP VALUE FUND 6, LLC
MPF SPECIAL FUND 8, LLC
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF DEWAAY PREMIER FUND, LLC
MPF DEWAAY FUND 2, LLC
MPF DEWAAY FUND 3, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.
ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD., L.P.
MPF-NY 2005, LLC

By:      /s/ Chip Patterson
         --------------------------------------
         Chip Patterson, Vice President of Manager of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         --------------------------------------
         Chip Patterson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson
--------------------------------------